Exhibit 10.1

699 Eighth Street San Francisco California 94103 company.zynga.com

September 28, 2016

Gerard Griffin

Via email delivery

Re:        Offer of Employment by Zynga Inc.

Dear Gerard:

I am very pleased to confirm our offer to you of full-time employment with Zynga Inc. (the “Company”), in the position of Chief Financial Officer, reporting to the Chief Executive Officer.  The terms of our offer and the benefits currently provided by the Company are as follows:

1.   Starting Salary. Your starting salary will be $500,000 per year, less deductions required by law, and will be subject to periodic review and adjustment in accordance with the Company’s then-current policies.  Salaried employees are paid on the 15th and the last day of each month.

2.   Annual Company Bonus. You will be eligible to participate in the Company’s annual bonus program, subject to the terms, conditions, and eligibility requirements of that program. Your target bonus is equal to one-hundred percent (100%) of your annual base salary (your “Target Bonus”), with a maximum bonus equal to two hundred percent (200%) of your annual base salary. Whether you receive an annual bonus for any given bonus period, and the amount of any such bonus, will be determined by the Company in its sole discretion based upon the terms and conditions set forth in the applicable bonus program.

3.  Start Date and Location. Your anticipated start date is September 30, 2016.  The date on which you commence employment, however, shall be your “Start Date” for purposes of this offer letter.  You will be located in our San Francisco, CA office.

4.   Benefits.  You will be eligible to participate in the regular health insurance and other employee benefit plans established by the Company for its employees as amended from time to time, subject to the terms and conditions of those plans and programs.

5.   Zynga Stock Units.

a.   Time Based ZSUs. Subject to approval of the Board of Directors of the Company (or a committee appointed by the Board of Directors) (the “Board”) and the terms and conditions of the Company’s applicable equity incentive plan in effect at the time of grant (the “Plan”), you will be eligible to receive an award of Zynga stock units (“ZSUs”) representing the opportunity to acquire 1,500,000 shares of the Company’s Class A common stock (the “Time-Based ZSUs”). The right to vesting and settlement of the Time-Based ZSUs will be subject to your continued service, the restrictions set forth in the Plan, the terms of the ZSU agreement between you and the Company as approved by the Board (or a committee appointed by the Board), compliance with applicable securities and other laws, and satisfaction of the Time Vesting Criteria. For purposes of the foregoing, the “Time Vesting Criteria” means a five (5) year vesting term with the following conditions: (x) if your Start Date is on or before the 15th day of a month, then the vesting commencement date will occur on the 15th day of the month in which your Start Date falls, or if your Start Date is after the 15th date of a month, then the vesting commencement date will occur on the 15th day of the month immediately following the month in which your Start Date falls; (y) the award vests as to twenty percent (20%) of the Time-Based ZSUs (rounded down to the nearest whole ZSU) on the first anniversary of the vesting commencement date, with the balance vesting as to as to five percent (5%) of the Time-Based ZSUs (rounded down to the nearest whole ZSU except for the last vesting installment) each three (3) months thereafter; and (z) in each case subject to your continued service. Each installment of the Time-Based ZSUs that vests is a “separate payment” for purposes of Section 409A of the Internal Revenue Code (the “Code”). Settlement of any vested Time-Based ZSUs will occur as soon as practical after vesting occurs (but no later than two and one-half months thereafter), subject to the terms of the applicable equity incentive plan and ZSU agreement.

b.   Target ZSUs.

i.   Subject to approval of the Board, subject to the terms and conditions of the Plan and subject to the terms and conditions of the agreement relating to the Target ZSUs (as defined below) (the “Target ZSU Agreement”) between you and the Company as approved by the Board, you will be eligible to receive an award of ZSUs representing the opportunity to acquire up to 500,000 shares of the Company’s Class A common stock (the “Target ZSUs”) with the actual percentage of the Target ZSUs that you will receive set forth in the Target ZSU Agreement based on the Company achieving certain performance conditions (as more fully detailed in the Target ZSU Agreement) related to the Company’s (x) bookings for the 2017 fiscal year and (y) adjusted EBITDA margin for the 2017 fiscal year (the “Performance Conditions”).

ii.   Notwithstanding anything to the contrary, if the Company does not achieve at least one of the Performance Conditions, then on the Determination Date (as defined in the Target ZSU Agreement) the award of Target ZSUs will immediately be cancelled and no payment will be made with respect to the award.

6.   Stock Options.  Subject to approval of the Board, you will receive an option to purchase 5,000,000 shares of the Company’s Class A common stock in the aggregate (the “Options”). If approved, the Options will be granted on (i) if your Start Date is on or before the 15th day of a month, the 15th day of the month in which your Start Date falls, or (ii) if your Start Date is after the 15th date of a month, the 15th day of the month immediately following the month in which your Start Date falls, and will have an exercise price equal to the fair market value on the date of grant.  The Options will have a ten (10) year term from their date of grant in which they can be exercised (subject to your continued service and the vesting provisions described below) and will be subject to the terms and conditions of the Plan, and option agreement(s) between you and the Company in the form approved by the Board.  The Options will have a five (5) year vesting schedule with the following conditions: (x) if your Start Date is on or before the 15th day of a month, then the vesting commencement date will occur on the 15th day of the month in which your Start Date falls, or if your Start Date is after the 15th date of a month, then the vesting commencement date will occur on the 15th day of the month immediately following the month in which your Start Date falls; (y) the Options will vest as to twenty percent (20%) of the shares subject to the Options (rounded down to the nearest whole share) on the first anniversary of the vesting commencement date, with the balance vesting as to five percent (5%) of the shares subject to the Options (rounded down to the nearest whole share except for the last vesting installment) each three (3) months thereafter; and (z) in each case subject to your continued service.

7.   Severance Benefit Plan. Subject to approval of the Board, you will be eligible to participate in the Zynga Inc. Change in Control Severance Benefit Plan (or any successor thereto) (the “Severance Benefit Plan”), subject to the terms and conditions thereof; provided, however, that if the severance benefits you would receive under Section 8 are greater than the severance benefits you would receive under the Severance Benefit Plan, you will receive the severance benefits outlined Section 8 in lieu of any severance benefits under the Severance Benefit Plan.

8.  Severance for Non-Change in Control.  If you suffer a Separation from Service (within the meaning of Treasury Regulation Section 1.409A-1(h)) due to: (i) the Company terminating your employment without Cause, or (ii) your Constructive Termination, then subject to your (A) continuing to comply with your obligations under this offer letter and your Employee Invention Assignment and Confidentiality Agreement, and (B) delivering to the Company an effective general release of claims in favor of the Company, as to which the seven-day revocation period has expired (without your having revoked) within 60 days following your Separation from Service (the date on which such revocation period expires, the “Release Revocation Date”), then the Company will provide you with the following severance benefits:

a.   The Company will pay you an amount equal to one times (1x) your annual base salary at the time of your termination, plus a pro-rated bonus for the fiscal year in which your termination occurs (based on your Target Bonus for the fiscal year in which you have a Separation from Service) (collectively, the “Separation Payments”).  The Separation Payments will be subject to applicable payroll deductions and tax withholdings and paid in a lump sum on the first regular payroll date which is (A) on or following the Release Revocation Date, if the 60th day following your Separation from Service falls in the same calendar year as your Separation from Service, or (B) in the calendar year following your Separation from Service, if the Release Revocation Date occurs in the same calendar year as your Separation from Service and the 60th day following your Separation from Service falls in the calendar year following your Separation from Service, the Company will pay you in a lump sum the Separation Payments that you would have received on or prior to such regular payroll date under the original schedule but for the delay while waiting for such payment, with the balance of the Separation Payments being paid as originally scheduled.

b.   If you timely elect continued coverage under COBRA, the Company will pay the COBRA premiums to continue your coverage (including coverage for your eligible dependents, if applicable) for 12 months following your Separation from Service (with such payments to end if you become eligible for group health insurance coverage through a new employer or you cease to be eligible for COBRA continuation coverage for any reason), provided that the cost of such coverage will be reported to the tax authorities as taxable income to you.

c.   The Company will accelerate the vesting of the Time Based ZSUs and the Options such that the Time-Based ZSUs and Options that would have vested in the one year period following your Separation from Service had your employment not been terminated, if any, shall be deemed fully vested on your termination date, and you shall have three months following your Separation from Service to exercise your vested Options.

d.   Definitions.  For purposes of this Section 8, the definitions of “Cause” and “Constructive Termination” shall be as follows:

“Cause” means, with respect to you (i) any willful, material violation of any law or regulation applicable to the business of the Company, conviction for, or guilty plea to, a felony or a crime involving moral turpitude, or any willful perpetration of a common law fraud; (ii) commission of an act of personal dishonesty that involves material personal profit in connection with the Company or any other entity having a business relationship with the Company; (iii) any material breach of any provision of any agreement or understanding between the Company and you regarding the terms of service as an employee, officer, director, or consultant to the Company, including without limitation, the willful and continued failure or refusal to perform the material duties required an employee, officer, director or consultant of the Company, or a breach of any applicable invention assignment and confidentiality agreement or similar agreement between the Company and you; (iv) willful disregard of a material policy of the Company so as to cause material loss, damage, or injury to the property, reputation, or employees of the Company; or (v) any other misconduct that is materially injurious to the financial condition or business reputation of, or is otherwise materially injurious to, the Company.  An event, action, or omission by you will not give the Company grounds to involuntarily terminate your employment for Cause unless (A) the Company gives you written notice within 30 days after the initial existence of such event, action, or omission that the event, action, or omission by you would give the Company grounds to terminate your employment for Cause, and (B) if capable of being reversed, remedied or cured, such event, action or omission is not reversed, remedied or cured, as the case may be, by you within 30 days of receiving such written notice from the Company.

“Constructive Termination” means the voluntary termination of employment with the Company by you resulting in a Separation from Service after one of the following is undertaken without your written consent: (i) the assignment to you of any duties or responsibilities that results in a material diminution in your employment role as the Chief Financial Officer of the Company as in effect immediately prior to the date of such actions; (ii) the Company changes its Chief Executive Officer within the first two anniversary years immediately following your Start Date; or (iii) a non-temporary relocation of your business office to a location that increases your one way commute by more than 35 miles from the primary location at which you perform duties as of immediately prior to the date of such action. An event or action by the Company will not give you grounds to voluntarily terminate employment as a Constructive Termination unless (A) you give the Company written notice within 30 days after the initial existence of such event or action that the event or action by the Company would give you such grounds to so terminate employment, (B) such event or action is not reversed, remedied or cured, as the case may be, by the Company as soon as possible but in no event later than within 30 days of receiving such written notice from you, and (C) you terminate employment within 90 days following the end of the cure period.

9.   Potential Code Section 280G Reductions.

a.   Anything to the contrary herein notwithstanding, in the event that it shall be determined that any payment, distribution, or other action by the Company or any of its affiliates to or for your benefit (whether paid or payable or distributed or distributable pursuant to the terms of this offer letter or otherwise) (a “Payment”), would result in an “excess parachute payment” within the meaning of Section 280G(b)(i) of the Code, and the value determined in accordance with Section 280G(d)(4) of the Code of the Payments, net of all taxes imposed on you (the “Net After-Tax Amount”) that you would receive would be increased if the Payments were reduced, then the Payments shall be reduced by an amount (the “Reduction Amount”) so that the Net After-Tax Amount after such reduction is greatest.  For purposes of determining the Net After-Tax Amount, you shall be deemed to (i) pay federal income taxes at the highest marginal rates of federal income taxation for the calendar year in which the Payment is to be made, and (ii) pay applicable state and local income taxes at the highest marginal rate of taxation for the calendar year in which the Payment is to be made, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes.

b.   Subject to the provisions of this Section 9.b, all determinations required to be made under this Section 9, including the Net After-Tax Amount and the Reduction Amount pursuant to Section 9.a, and the assumptions to be utilized in arriving at such determinations, shall be made by a nationally recognized accounting firm selected by the Company prior to a “Change in Control” as defined in the Severance Benefit Plan (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and you within fifteen (15) business days of the receipt of notice from you that there has been a Payment, or such earlier time as is requested by the Company.  Anything in this offer letter to the contrary notwithstanding, the Reduction Amount shall not exceed the amount of the Payments that the Accounting Firm determines reasonably may be characterized as “parachute payments” under Section 280G of the Code.  Payments with respect to ZSUs shall be reduced first, followed by Options and then any cash payments (with the reduction occurring first with respect to amounts that are not “deferred compensation” within the meaning of Section 409A of the Code and then with respect to amounts that are). Any determination by the Accounting Firm shall be binding upon the Company and you.

10. 409A.  It is intended that all of the benefits and payments under this offer letter satisfy, to the greatest extent possible, the exemptions from the application of Code Section 409A provided under Treasury Regulations 1.409A 1(b)(4), 1.409A 1(b)(5) and 1.409A 1(b)(9), and this offer letter will be construed to the greatest extent possible as consistent with those provisions.  If not so exempt, this offer letter (and any definitions hereunder) will be construed in a manner that complies with Section 409A, and incorporates by reference all required definitions and payment terms.  For purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A 2(b)(2)(iii)), your right to receive any installment payments under this offer letter (whether severance payments, reimbursements or otherwise) will be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder will at all times be considered a separate and distinct payment.  Notwithstanding any provision to the contrary in this offer letter, if you are deemed by the Company at the time of your Separation from Service to be a “specified employee” for purposes of Code Section 409A(a)(2)(B)(i), and if any of the payments upon Separation from Service set forth herein and/or under any other agreement with the Company are deemed to be “deferred compensation”, then if delayed commencement of any portion of such payments is required to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, the timing of the payments upon a Separation from Service will be delayed as follows: on the earlier to occur of (i) the date that is six months and one day after the effective date of your Separation from Service, and (ii) the date of the your death (such earlier date, the “Delayed Initial Payment Date”), the Company will (A) pay to you a lump sum amount equal to the sum of the payments upon Separation from Service that you would otherwise have received through the Delayed Initial Payment Date if the commencement of the payments had not been delayed pursuant to this paragraph, and (B) commence paying the balance of the payments in accordance with the applicable payment schedules set forth above. No interest will be due on any amounts so deferred.

11. Confidentiality.  As an employee of the Company, you will have access to certain confidential information of the Company and you may, during the course of your employment, develop certain information or inventions that will be the property of the Company.  To protect the interests of the Company, this offer of employment is contingent upon your signing the Company’s standard Employee Invention Assignment and Confidentiality Agreement.  We wish to impress upon you that we do not want you to, and we direct you not to, bring with you any confidential or proprietary information of any former employer or other entity or to violate any other obligations you may have to any former employer or other entity.  You represent that your signing of this offer letter, any agreement concerning stock options granted to you under the Plan (as defined below), and the Company’s Employee Invention Assignment and Confidentiality Agreement, and your employment with the Company, will not violate any agreement currently in place between you and current or past employers or other entities.

12. Conflict of Interest. During your employment, you will be required to comply with Zynga’s Conflict of Interest Policy, which means that you will not engage in any employment, business, or activity that is in any way competitive with or otherwise creates a conflict or potential conflict of interest with Zynga’s business or proposed business, which materially interferes with the performance of your job duties, or might lead to the disclosure of Zynga confidential information.  You also may not assist any other person or organization in competing with the Company or in preparing to engage in competition with the business or proposed business of the Company.

Prior to starting employment, you will be asked to complete an Outside Activity Disclosure Form and to list any other employment, business, or activity that you are currently associated with or participate in and which you intend to engage in during your employment with Zynga. You will be required to update any such disclosures of such outside activities at all times during employment.

13. At Will Employment.  While we look forward to a long and productive relationship, should you decide to accept our offer, you will be an at-will employee of the Company, which means the employment relationship can be terminated by either of us for any reason, at any time, with or without prior notice, and with or without cause. You will be expected to comply with all of the Company’s policies, including, but not limited to, its Employee Handbook and Code of Business Conduct and Ethics. In addition, the Company may change your compensation, benefits, duties, assignments, reporting line, responsibilities, location of your position (including any ability to work remotely), or any other terms and conditions of your employment at any time, to adjust to the changing needs of our dynamic company.  Any statements or representations to the contrary (and any statements contradicting any provision in this offer letter) are ineffective.  Further, your participation in any stock incentive or benefit program is not to be regarded as assuring you of continued employment for any particular period of time.  Any modification or change in your at-will employment status may only occur by way of a written employment agreement signed by you and the Chief Executive Officer of the Company.

14. Background Check.  This offer of employment is contingent upon successful completion of a background and reference check.

15. Authorization to Work.  This offer is also contingent upon proof of identity and work eligibility. Please note that because of employer regulations adopted in the Immigration Reform and Control Act of 1986, within three (3) business days of starting your new position you will need to present documentation demonstrating that you have authorization to work in the United States.  If you have questions about this requirement, which applies to U.S. citizens and non-U.S. citizens alike, you may contact your recruiter or People Ops.

16. Entire Agreement.  This offer letter and the documents referred to in it, including the Employee Invention Assignment and Confidentiality Agreement, constitute our entire agreement and understanding with respect to the terms and conditions of this offer and your employment with Zynga, supersede any and all prior understandings and agreements, whether oral or written, between or among you and Zynga with respect to these subjects and supersede and replace any and all prior offer letters for employment by the Company and terms contained therein.  If any term in this offer letter is unenforceable in whole or in part, the remainder shall remain enforceable to the extent permitted by law.

17. Acceptance.  This offer will remain open until September 30, 2016. If you decide to accept our offer, and I hope you will, please sign the enclosed copy of this offer letter in the space indicated and return it to me.

Should you have anything else that you wish to discuss, please do not hesitate to call me.  We look forward to the opportunity to welcome you to the Company.

Very truly yours,

/s/ Devang Shah

Devang Shah
General Counsel, Secretary and Senior Vice President

ZYNGA INC.

I have read and understood this offer letter and hereby acknowledge, accept and agree to the terms as set forth above and further acknowledge that no other commitments were made to me as part of my employment offer except as specifically set forth in this offer letter.

/s/ Gerard Griffin                                                                                                    September 28, 2016

Gerard Griffin                                                                                                          Date signed:

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